Exhibit 99.2

29 March 2006

UB ANNOUNCES FULL YEAR RESULTS FOR 2005

United Biscuits (“UB”), a leading manufacturer and marketer of biscuits and snacks, today announces its full year results for 2005.

Highlights:

•                       In 2005, the Group delivered a strong financial performance with revenue from continuing operations up 4.7% to £1.3 billion (2004: £1.2 billion) and business profit up approximately 25% to £204.0 million (2004: £163.0 million).

•                       A major flood at UB’s Carlisle factory in January 2005 affected revenues in the UK. Manufacture of all products has now been re-established and revenues are recovering with the support of promotional and marketing programmes. The impact on business profit was mitigated by the Company’s business interruption insurance policy.

•                       These results include full year contributions from Jacob’s and Triunfo, the businesses acquired in the second half of 2004. For comparative purposes and assuming UB had acquired these businesses at the beginning of 2004, adjusted business profit increased by approximately 16%.

•                       To help reinforce its expanded new product development programmes, UB has signed up Ferran Adria, a world-renowned chef, to work with its R&D and marketing teams to develop new initiatives for the Biscuit category.

•                       Total priority brand revenue increased by approximately 2%, reflecting the Group’s continued marketing investment behind its priority brands supported by product innovation. 88% of the portfolio is now branded.

•                       UB believes in offering consumers a range of healthier to indulgent options. At the same time, UB has provided its consumers with nutritional information to allow them to understand how snacks fit within their daily lifestyle. Within its product portfolio, UB has added a number of healthier alternatives to some of the Group’s core brands, such as McVitie’s Lights, Jacob’s Lights, Fontaneda Sin and BN Malin. UB has been at the forefront of reducing salt and fats in its products and providing better nutritional information to consumers.

•                       Significant cost savings during 2005 combined with the growth of priority brands led to a 2.7% improvement in business profit margin.

•                       The integration of both Triunfo and Jacob’s into the Southern European business and UK business respectively are effectively complete, with Jacob’s ahead of schedule.

•                       Cash flow from operating activities increased over 50% compared to 2004 due to improved cash conversion. This allowed UB to pre-pay £75 million of its borrowings over the past twelve months. UB’s leverage has improved significantly, returning to the levels prior to the 2004 acquisitions.

•                       In February 2006, UB announced the acquisition of the brands Nik Naks and Wheat Crunchies. Both are well known brands, which will complement the UB snack portfolio.

Commenting on the results, Malcolm Ritchie, Chief Executive, said: “While the market remains challenging, our financial performance during 2005 reflects the success of the strategies we initiated in 2004. I’m pleased to report we’ve had an encouraging start to 2006. The recent acquisition of Nik Naks and Wheat Crunchies complement our UK savoury snacks portfolio and show our desire to take market available opportunities to build the Group’s presence in core markets. Our cost reduction programmes are on track and we’ve had a strong trade and consumer response to our new product launches. These activities demonstrate our strategy of releasing cost to invest behind our brands and drive profitable growth.”

This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in our annual report on Form 6-K filed with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

ENDS

Media contacts:

Cardew Group

Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to Editors:

•                       UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.

•                       In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•                       In August 2004 UB acquired Triunfo, the biscuit market leader in Portugal. In September 2004, UB acquired Jacob’s adding well-known products to its U.K. portfolio including Jacob’s Cream Crackers and Twiglets.

•                       UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2005 (2004: 85%).

•                       Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, Triunfo, BN, Delacre, Verkade and Sultana in Continental Europe.

•                       McVitie’s is among the best known brands in the U.K. McVitie’s biscuits were purchased by over 85% of UK households in 2004.

•                       UB owns and operates 22 manufacturing facilities of which 11 are in the U.K..

•                       UB employs over 10,500 people of whom over 7,000 work in the U.K..